Exhibit 99.1

EXPLANATORY NOTE

MCE Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2014

This quarterly report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2014, together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly owned subsidiary of Melco Crown Entertainment Limited.

MCE Finance Limited

Report for the Third Quarter of 2014

TABLE OF CONTENTS

INTRODUCTION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3

GLOSSARY	4

EXCHANGE RATE INFORMATION	7

FINANCIAL CONDITION AND RESULTS OF OPERATIONS	8

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-1

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2010 Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively, which were fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“Altira Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and is owned by Altira Developments Limited;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by our company on May 17, 2010 and fully redeemed on March 28, 2013;

•	“Macau” refers to the Macau Special Administrative Region of the People’s Republic of China;

•	“Melco Crown (COD) Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of gaming machines in Macau, and operated by Melco Crown Macau;

•	“Our gaming subconcession” refers to the Macau gaming subconcession held by Melco Crown Macau;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our company” and “our” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2014.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“electronic table games”	electronic multiple-player gaming machine seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2014 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7648 to US$1.00. On November 14, 2014, the noon buying rate was HK$7.7540 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2014, our total net revenues were US$1.13 billion, a decrease of 10.1% from US$1.26 billion of net revenues for the third quarter of 2013. Net income for the third quarter of 2014 was US$177.7 million, as compared to US$211.2 million for the third quarter of 2013. The decline in net income was primarily attributable to lower group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In thousands of US$)

Net revenues	$1,129,260	$1,255,683	$3,709,694	$3,708,760
Total operating costs and expenses	$(933,587)	$(1,028,090)	$(3,040,993)	$(3,054,194)
Operating income	$195,673	$227,593	$668,701	$654,566
Net income	$177,737	$211,211	$616,649	$534,180

Results of Operations

City of Dreams Third Quarter Results

For the third quarter of 2014, net revenue at City of Dreams was US$913.7 million compared to US$959.3 million in the third quarter of 2013. The decline in net revenue was primarily a result of lower rolling chip volume and rolling chip win rate, partially offset by growth in mass market table games drop and an improved mass market table games hold percentage.

Rolling chip volume totaled US$17.3 billion for the third quarter of 2014 versus US$22.8 billion in the third quarter of 2013. The rolling chip win rate was 2.7% in the third quarter of 2014 versus 3.0% in the third quarter of 2013. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased 10.5% to US$1,340.4 million compared with US$1,213.2 million in the third quarter of 2013. The mass market table games hold percentage was 38.9% in the third quarter of 2014, an increase from 34.8% in the third quarter of 2013.

Gaming machine handle for the third quarter of 2014 was US$1,551.7 million, up 24.9% from US$1,242.5 million generated in the third quarter of 2013.

Total non-gaming revenue at City of Dreams in the third quarter of 2014 was US$76.2 million, up from US$71.9 million in the third quarter of 2013.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2014, net revenue at Altira Macau was US$160.5 million compared to US$242.6 million in the third quarter of 2013. The year-over-year decrease in net revenue was primarily a result of lower rolling chip revenues and mass market table games drop, partially offset by higher mass market table games hold percentage.

Rolling chip volume totaled US$7.2 billion in the third quarter of 2014 versus US$10.8 billion in the third quarter of 2013. The rolling chip win rate was 2.7% in the third quarter of 2014 versus 2.9% in the third quarter of 2013. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$181.4 million in the third quarter of 2014, a slight decrease from US$181.9 million generated in the comparable period in 2013. The mass market table games hold percentage was 16.2% in the third quarter of 2014 compared with 14.9% in the third quarter of 2013.

Total non-gaming revenue at Altira Macau in the third quarter of 2014 was US$9.1 million, essentially flat from US$9.4 million in the third quarter of 2013.

Mocha Clubs Third Quarter Results

Net revenue from Mocha Clubs totaled US$38.5 million in the third quarter of 2014, as compared to US$38.6 million in the third quarter of 2013.

The number of gaming machines in operation at Mocha Clubs averaged approximately 1,300 in the third quarter of 2014, compared to approximately 2,000 in the comparable period in 2013. The reduction in gaming machines was primarily due to the closure of four clubs, partially offset by the opening of two new clubs in late 2013 and in 2014, respectively. The net win per gaming machine per day was US$306 in the quarter ended September 30, 2014, as compared with US$218 in the comparable period in 2013, an increase of 40.4%.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2014 were US$17.2 million, which included interest income of US$1.6 million, interest expenses, net of capitalized interest, of US$13.3 million, other finance costs of US$4.5 million and foreign exchange loss, net, of US$1.1 million, as compared to a total net non-operating expenses of US$16.7 million for the third quarter of 2013, which included interest income of US$1.7 million, interest expenses, net of capitalized interest, of US$15.8 million, other finance costs of US$4.6 million and foreign exchange loss, net, of US$2.0 million.

Depreciation and amortization costs of US$75.6 million were recorded in the third quarter of 2014, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.2 million was related to the amortization of land use rights.

Nine Months’ Results

For the nine months ended September 30, 2014, our total net revenue remained stable at US$3.71 billion. Our current period net revenue was contributed by improved group-wide mass market table games revenues, partially offset by lower group-wide rolling chip revenues.

Net income for the first nine months of 2014 was US$616.6 million, compared with net income of US$534.2 million in the comparable period of 2013. The year-over-year improvements in net income was primarily attributable to the lower interest expenses, net of capitalized interest and there was a one-off charge on the extinguishment and modification of debt relating to the refinancing of the 2010 Senior Notes with the 2013 Senior Notes for the nine months ended September 30, 2013 whereas no such expenses for the nine months ended September 30, 2014.

Liquidity and Capital Resources

We have relied and intend in the future to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of September 30, 2014, we held cash and cash equivalents and bank deposits with original maturity over three months of US$1,187.2 million and US$110.6 million, respectively, and the 2011 Credit Facilities of HK$3.12 billion (equivalent to approximately US$401.1 million) remains available for future drawdown.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In thousands of US$)

Net cash provided by operating activities	$270,072	$356,161	$853,857	$946,005
Net cash used in investing activities	(621,539)	(56,170)	(218,729)	(700,123)
Net cash (used in) provided by financing activities	(64,193)	(66,680)	(612,585)	1,275

Net (decrease) increase in cash and cash equivalents	(415,660)	233,311	22,543	247,157
Cash and cash equivalents at beginning of period	1,602,885	1,530,798	1,164,682	1,516,952

Cash and cash equivalents at end of period	$1,187,225	$1,764,109	$1,187,225	$1,764,109

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$270.1 million for the third quarter of 2014, compared to US$356.2 million for the third quarter of 2013. While net cash provided by operating activities was US$853.9 million for the nine months ended September 30, 2014, compared to US$946.0 million for the nine months ended September 30, 2013. The decrease in net cash provided by operating activities was mainly attributable to the increased working capital for the operations for City of Dreams and Altira Macau.

Investing Activities

Net cash used in investing activities was US$621.5 million for the third quarter of 2014, compared to net cash used in investing activities of US$56.2 million for the third quarter of 2013, primarily due to advance to shareholder of US$381.8 million, an increase in bank deposits with original maturity over three months of US$110.6 million, capital expenditure payments of US$89.1 million, advance payments and deposits for acquisition of property and equipment of US$37.1 million and payment of land use rights of US$3.5 million.

As of September 30, 2014, we have placed bank deposits of US$110.6 million with their original maturity over three months for a better yield.

Our advance to shareholder amounted to US$381.8 million and US$29.9 million for the third quarter of 2014 and 2013, respectively.

Our total capital expenditure payments for the third quarter of 2014 were US$89.1 million, as compared to US$21.3 million for the third quarter of 2013. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings including the fifth hotel tower at City of Dreams. We also paid US$3.5 million for the scheduled installment of City of Dreams’ land premium payment for the three months ended September 30, 2014.

Net cash used in investing activities was US$218.7 million for the nine months ended September 30, 2014, compared to net cash used in investing activities of US$700.1 million for the nine months ended September 30, 2013, primarily due to our advance to shareholder of US$458.6 million, capital expenditure payments of US$177.7 million, advance payments and deposits for acquisition of property and equipment of US$54.9 million and payment of land use rights of US$3.6 million, partially offset by a decrease in bank deposits with original maturity over three months of US$476.5 million.

The decrease of US$476.5 million in the amount of bank deposits with original maturity over three months was due to maturity of the deposits.

Our advance to shareholder amounted to US$458.6 million and US$615.1 million for the nine months ended September 30, 2014 and 2013, respectively.

Our total capital expenditure payments for the nine months ended September 30, 2014 were US$177.7 million, as compared to US$67.4 million for the nine months ended September 30, 2013. Such capital expenditures for both periods were mainly associated with enhancements to our integrated resort offerings, including the fifth hotel tower at City of Dreams. We also paid US$3.6 million for the scheduled installment of City of Dreams’ land premium payment for the nine months ended September 30, 2013.

Financing Activities

Net cash used in financing activities amounted to US$64.2 million for the third quarter of 2014 primarily represented the scheduled repayment of the term loan under 2011 Credit facilities.

Net cash used in financing activities amounted to US$66.7 million for the third quarter of 2013 primarily represented the scheduled repayment of the term loan under 2011 Credit facilities of US$64.2 million and the payment of debt issuance cost associated with 2013 Senior Notes of US$2.5 million.

Net cash used in financing activities amounted to US$612.6 million for the nine months ended September 30, 2014 primarily represented the dividends payments of US$420.0 million and the scheduled repayments of the term loan under 2011 Credit facilities of US$192.5 million.

Net cash provided by financing activities amounted to US$1.3 million for the nine months ended September 30, 2013, primarily from proceeds of the issuance of 2013 Senior Notes of US$1.0 billion, partially offset by the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million, the repayment of the drawn revolving credit facility under 2011 Credit facilities of US$212.5 million, the scheduled repayment of the term loan under 2011 Credit facilities of US$64.2 million and the payment of debt issuance cost associated with 2013 Senior Notes of US$19.6 million.

Indebtedness

The following table presents a summary of our indebtedness as of September 30, 2014:

As of September 30, 2014
(In thousands of US$)

2013 Senior Notes	$1,000,000
2011 Credit Facilities	$481,345

$1,481,345

Except for the scheduled repayment of the term loan under the 2011 Credit Facilities of US$64.2 million during the third quarter of 2014, there was no other change in our indebtedness as of September 30, 2014 as compared to June 30, 2014.

The expansion of the luxury retail offering and the development of the fifth hotel tower at City of Dreams are expected to open in 2016 and the first half of 2017, respectively.

Our development may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook of future business.

MCE Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2014

Page

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	F-2

Unaudited MCE Finance Limited – Restricted Subsidiaries Group Condensed Consolidated Financial Statements	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited	F-8

MCE Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2014	December 31, 2013
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,187,225	$1,164,682
Bank deposits with original maturity over three months	110,616	587,094
Accounts receivable, net	247,031	287,880
Amounts due from affiliated companies	264,902	273,018
Inventories	19,790	18,169
Prepaid expenses and other current assets	44,462	46,092

Total current assets	1,874,026	2,376,935

PROPERTY AND EQUIPMENT, NET	2,259,389	2,205,257
GAMING SUBCONCESSION, NET	442,103	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	111,192	64,839
ADVANCE TO SHAREHOLDER	568,966	109,856
DEFERRED FINANCING COSTS	83,159	94,785
LAND USE RIGHTS, NET	380,922	396,585

TOTAL ASSETS	$5,805,892	$5,819,423

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,843	$9,825
Accrued expenses and other current liabilities	740,479	768,007
Income tax payable	2,110	5,601
Capital lease obligations, due within one year	162	—
Current portion of long-term debt	256,717	256,717
Amount due to shareholder	20,654	19,940
Amounts due to affiliated companies	16,099	12,179

Total current liabilities	1,049,064	1,072,269

LONG-TERM DEBT	1,224,628	1,417,166
OTHER LONG-TERM LIABILITIES	18,900	6,418
DEFERRED TAX LIABILITIES	16,347	16,582
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	618	—
LAND USE RIGHT PAYABLE	3,788	11,090

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	1,841,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,648,187	1,031,538

Total shareholder’s equity	3,492,547	3,295,898

TOTAL LIABILITIES AND EQUITY	$5,805,892	$5,819,423

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of September 30, 2014 and December 31, 2013, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

OPERATING REVENUES
Casino	$1,083,955	$1,211,933	$3,569,443	$3,585,712
Rooms	34,225	32,118	101,818	94,997
Food and beverage	21,435	20,520	62,938	59,233
Entertainment, retail and others	34,540	32,269	109,218	89,797

Gross revenues	1,174,155	1,296,840	3,843,417	3,829,739
Less: promotional allowances	(44,895)	(41,157)	(133,723)	(120,979)

Net revenues	1,129,260	1,255,683	3,709,694	3,708,760

OPERATING COSTS AND EXPENSES
Casino	(740,936)	(846,865)	(2,477,727)	(2,519,466)
Rooms	(3,171)	(3,240)	(9,372)	(9,249)
Food and beverage	(6,607)	(6,538)	(17,447)	(20,563)
Entertainment, retail and others	(17,435)	(16,169)	(47,011)	(47,237)
General and administrative	(87,687)	(70,436)	(246,263)	(202,658)
Pre-opening costs	(1,841)	—	(4,680)	(370)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(5,234)	(5,233)	(15,704)	(15,507)
Depreciation and amortization	(56,076)	(63,447)	(177,623)	(190,666)
Property charges and others	(291)	(1,853)	(2,238)	(5,550)

Total operating costs and expenses	(933,587)	(1,028,090)	(3,040,993)	(3,054,194)

OPERATING INCOME	195,673	227,593	668,701	654,566

NON-OPERATING INCOME (EXPENSES)
Interest income	1,626	1,745	5,696	3,737
Interest expenses, net of capitalized interest	(13,263)	(15,797)	(42,193)	(50,367)
Other finance costs	(4,498)	(4,602)	(13,726)	(13,115)
Foreign exchange (loss) gain, net	(1,083)	1,992	41	(4)
Loss on extinguishment of debt	—	—	—	(50,256)
Costs associated with debt modification	—	—	—	(10,538)

Total non-operating expenses, net	(17,218)	(16,662)	(50,182)	(120,543)

INCOME BEFORE INCOME TAX	178,455	210,931	618,519	534,023
INCOME TAX (EXPENSE) CREDIT	(718)	280	(1,870)	157

NET INCOME	$177,737	$211,211	$616,649	$534,180

MCE Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$270,072	$356,161	$853,857	$946,005

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	(381,792)	(29,884)	(458,624)	(615,060)
Payment for acquisition of property and equipment	(89,113)	(21,303)	(177,659)	(67,434)
Advance payments and deposits for acquisition of property and equipment	(37,120)	(2,635)	(54,949)	(4,946)
Payment for land use rights	(3,518)	(2,449)	(3,559)	(10,730)
Payment for entertainment production costs	(310)	(1)	(1,356)	(2,178)
Proceeds from sale of property and equipment	930	102	940	225
Change in bank deposits with original maturity over three months	(110,616)	—	476,478	—

Net cash used in investing activities	(621,539)	(56,170)	(218,729)	(700,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	—	—	(420,000)	—
Principal payments on long-term debt	(64,179)	(64,180)	(192,538)	(876,667)
Principal payments on capital lease obligations	(14)	—	(47)	—
Payment of deferred financing costs	—	(2,500)	—	(122,058)
Proceeds from long-term debt	—	—	—	1,000,000

Net cash (used in) provided by financing activities	(64,193)	(66,680)	(612,585)	1,275

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(415,660)	233,311	22,543	247,157
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,602,885	1,530,798	1,164,682	1,516,952

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,187,225	$1,764,109	$1,187,225	$1,764,109

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(25,761)	$(29,493)	$(54,726)	$(52,414)
Cash paid for tax	(5)	(3)	(5,596)	(3)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	4,199	12,195	55,969	21,572
Land use rights costs funded through accrued expenses and other current liabilities and land use right payable	—	(2,449)	—	23,344

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2014	December 31, 2013

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,187,225	$1,164,682
Bank deposits with original maturity over three months	110,616	587,094
Accounts receivable, net	247,031	287,880
Amounts due from affiliated companies	264,902	273,020
Amounts due from unconsolidated subsidiaries	2	2
Inventories	19,790	18,169
Prepaid expenses and other current assets	44,462	46,092

Total current assets	1,874,028	2,376,939

PROPERTY AND EQUIPMENT, NET	2,259,389	2,205,257
GAMING SUBCONCESSION, NET	442,103	485,031
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	111,192	64,839
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,600,829	1,142,205
DEFERRED FINANCING COSTS	83,159	94,785
LAND USE RIGHTS, NET	380,922	396,585

TOTAL ASSETS	$6,837,757	$6,851,776

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,843	$9,825
Accrued expenses and other current liabilities	740,479	768,005
Income tax payable	2,110	5,601
Capital lease obligations, due within one year	162	—
Current portion of long-term debt	256,717	256,717
Amount due to shareholder	20,650	19,936
Amounts due to affiliated companies	16,095	12,179

Total current liabilities	1,049,056	1,072,263

LONG-TERM DEBT	1,224,628	1,417,166
OTHER LONG-TERM LIABILITIES	18,900	6,418
DEFERRED TAX LIABILITIES	16,347	16,582
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	618	—
LAND USE RIGHT PAYABLE	3,788	11,090
ADVANCE FROM SHAREHOLDER	1,031,857	1,032,343

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—	—
Additional paid-in capital	1,841,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,648,203	1,031,554

Total shareholder’s equity	3,492,563	3,295,914

TOTAL LIABILITIES AND EQUITY	$6,837,757	$6,851,776

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of September 30, 2014 and December 31, 2013, 1,202 shares of US$0.01 par value per share were issued and fully paid.

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

OPERATING REVENUES
Casino	$1,083,955	$1,211,933	$3,569,443	$3,585,712
Rooms	34,225	32,118	101,818	94,997
Food and beverage	21,435	20,520	62,938	59,233
Entertainment, retail and others	34,540	32,269	109,218	89,797

Gross revenues	1,174,155	1,296,840	3,843,417	3,829,739
Less: promotional allowances	(44,895)	(41,157)	(133,723)	(120,979)

Net revenues	1,129,260	1,255,683	3,709,694	3,708,760

OPERATING COSTS AND EXPENSES
Casino	(740,936)	(846,865)	(2,477,727)	(2,519,466)
Rooms	(3,171)	(3,240)	(9,372)	(9,249)
Food and beverage	(6,607)	(6,538)	(17,447)	(20,563)
Entertainment, retail and others	(17,435)	(16,169)	(47,011)	(47,237)
General and administrative	(87,687)	(70,436)	(246,263)	(202,658)
Pre-opening costs	(1,841)	—	(4,680)	(370)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(5,234)	(5,233)	(15,704)	(15,507)
Depreciation and amortization	(56,076)	(63,447)	(177,623)	(190,666)
Property charges and others	(291)	(1,853)	(2,238)	(5,550)

Total operating costs and expenses	(933,587)	(1,028,090)	(3,040,993)	(3,054,194)

OPERATING INCOME	195,673	227,593	668,701	654,566

NON-OPERATING INCOME (EXPENSES)
Interest income	1,626	1,745	5,696	3,737
Interest expenses, net of capitalized interest	(13,263)	(15,797)	(42,193)	(50,367)
Other finance costs	(4,498)	(4,602)	(13,726)	(13,115)
Foreign exchange (loss) gain, net	(1,083)	1,992	41	(4)
Loss on extinguishment of debt	—	—	—	(50,256)
Costs associated with debt modification	—	—	—	(10,538)

Total non-operating expenses, net	(17,218)	(16,662)	(50,182)	(120,543)

INCOME BEFORE INCOME TAX	178,455	210,931	618,519	534,023
INCOME TAX (EXPENSE) CREDIT	(718)	280	(1,870)	157

NET INCOME	$177,737	$211,211	$616,649	$534,180

MCE Finance Limited – Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$270,072	$356,161	$853,857	$946,005

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to unconsolidated subsidiary	(381,792)	(29,884)	(458,624)	(615,060)
Payment for acquisition of property and equipment	(89,113)	(21,303)	(177,659)	(67,434)
Advance payments and deposits for acquisition of property and equipment	(37,120)	(2,635)	(54,949)	(4,946)
Payment for land use rights	(3,518)	(2,449)	(3,559)	(10,730)
Payment for entertainment production costs	(310)	(1)	(1,356)	(2,178)
Proceeds from sale of property and equipment	930	102	940	225
Change in bank deposits with original maturity over three months	(110,616)	—	476,478	—

Net cash used in investing activities	(621,539)	(56,170)	(218,729)	(700,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	—	—	(420,000)	—
Principal payments on long-term debt	(64,179)	(64,180)	(192,538)	(876,667)
Principal payments on capital lease obligations	(14)	—	(47)	—
Payment of deferred financing costs	—	(2,500)	—	(122,058)
Proceeds from long-term debt	—	—	—	1,000,000

Net cash (used in) provided by financing activities	(64,193)	(66,680)	(612,585)	1,275

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(415,660)	233,311	22,543	247,157
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,602,885	1,530,798	1,164,682	1,516,952

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,187,225	$1,764,109	$1,187,225	$1,764,109

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(25,761)	$(29,493)	$(54,726)	$(52,414)
Cash paid for tax	(5)	(3)	(5,596)	(3)

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	4,199	12,195	55,969	21,572
Land use rights costs funded through accrued expenses and other current liabilities and land use right payable	—	(2,449)	—	23,344

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Nine Months Ended September 30, 2014

(In thousands of U.S. dollars, except share and per share data)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE Finance Limited – Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited
Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,187,225	$		$		$		$1,187,225
Bank deposits with original maturity over three months	110,616							110,616
Accounts receivable, net	247,031							247,031
Amounts due from affiliated companies	264,902							264,902
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	19,790							19,790
Prepaid expenses and other current assets	44,462							44,462

Total current assets	1,874,028		—		—		(2)	1,874,026

PROPERTY AND EQUIPMENT, NET	2,259,389							2,259,389
GAMING SUBCONCESSION, NET	442,103							442,103
INTANGIBLE ASSETS, NET	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	111,192							111,192
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	1,600,829						(1,600,829)	—
ADVANCE TO SHAREHOLDER	—				1,600,823		(1,031,857)	568,966
ADVANCE TO GROUP COMPANIES	—				17,795		(17,795)	—
DEFERRED FINANCING COSTS	83,159							83,159
LAND USE RIGHTS, NET	380,922							380,922

TOTAL ASSETS	$6,837,757		$—		$1,618,618		$(2,650,483)	$5,805,892

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$12,843	$		$		$		$12,843
Accrued expenses and other current liabilities	740,479							740,479
Income tax payable	2,110							2,110
Capital lease obligations, due within one year	162							162
Current portion of long-term debt	256,717							256,717
Amount due to shareholder	20,650		2		2			20,654
Amounts due to affiliated companies	16,095		2		2			16,099
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	1,049,056		5		5		(2)	1,049,064

LONG-TERM DEBT	1,224,628							1,224,628
OTHER LONG-TERM LIABILITIES	18,900							18,900
DEFERRED TAX LIABILITIES	16,347							16,347
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	618							618
LAND USE RIGHT PAYABLE	3,788							3,788
ADVANCE FROM SHAREHOLDER	1,031,857						(1,031,857)	—
ADVANCE FROM GROUP COMPANIES	—				1,618,618		(1,618,618)	—

SHAREHOLDER’S EQUITY
Ordinary shares(1)	—		3		3		(6)	—
Additional paid-in capital	1,841,725							1,841,725
Accumulated other comprehensive income	2,635							2,635
Retained earnings	1,648,203		(8)		(8)			1,648,187

Total shareholder’s equity	3,492,563		(5)		(5)		(6)	3,492,547

TOTAL LIABILITIES AND EQUITY	$6,837,757		$—		$1,618,618		$(2,650,483)	$5,805,892

(1)	The authorized share capital of MCE Finance Limited was 5,000,000 shares of US$0.01 par value per share, as of September 30, 2014, 1,202 shares of US$0.01 par value per share was issued and fully paid.

MCE Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of MCE Finance Limited – Restricted Subsidiaries Group to MCE Finance Limited

For the Nine Months Ended September 30, 2014

(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE Finance Limited – Restricted Subsidiaries Group	Melco Crown (Macau Peninsula) Hotel Limited		Melco Crown (Macau Peninsula) Developments Limited		Elimination		Consolidated Total for MCE Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)
For the Nine Months Ended September 30, 2014

OPERATING REVENUES
Casino	$3,569,443	$		$		$		$3,569,443
Rooms	101,818							101,818
Food and beverage	62,938							62,938
Entertainment, retail and others	109,218							109,218

Gross revenues	3,843,417		—		—		—	3,843,417
Less: promotional allowances	(133,723)							(133,723)

Net revenues	3,709,694		—		—		—	3,709,694

OPERATING COSTS AND EXPENSES
Casino	(2,477,727)							(2,477,727)
Rooms	(9,372)							(9,372)
Food and beverage	(17,447)							(17,447)
Entertainment, retail and others	(47,011)							(47,011)
General and administrative	(246,263)							(246,263)
Pre-opening costs	(4,680)							(4,680)
Amortization of gaming subconcession	(42,928)							(42,928)
Amortization of land use rights	(15,704)							(15,704)
Depreciation and amortization	(177,623)							(177,623)
Property charges and others	(2,238)							(2,238)

Total operating costs and expenses	(3,040,993)		—		—		—	(3,040,993)

OPERATING INCOME	668,701		—		—		—	668,701

NON-OPERATING INCOME (EXPENSES)
Interest income	5,696							5,696
Interest expenses, net of capitalized interest	(42,193)							(42,193)
Other finance costs	(13,726)							(13,726)
Foreign exchange gain, net	41							41

Total non-operating expenses, net	(50,182)		—		—		—	(50,182)

INCOME BEFORE INCOME TAX	618,519		—		—		—	618,519
INCOME TAX EXPENSE	(1,870)							(1,870)

NET INCOME	$616,649		$—		$—		$—	$616,649